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                             December 8, 2023

       Junsei Ryu
       Chairman and CEO
       TOYO Co., Ltd
       Tennoz First Tower F5, 2-2-4
       Higashi-shinagawa, Shinagawa-ku
       Tokyo, Japan 140-0002

                                                        Re: TOYO Co., Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
28, 2023
                                                            CIK No. 0001985273

       Dear Junsei Ryu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 2 to Draft Registration Statement on Form F-4

       Unaudited Pro Forma Combined Balance Sheet, page 149

   1. Please reconcile the 9,200,000 Class A ordinary shares subject to possible redemption with the 3,837,766
shares on the BWAQ interim balance sheet on page F-31.
       Unaudited Pro Forma Combined Statement of Operations, page 153

   2. Although the header indicates the pro forma data is for the three months ended September
                                                        30, 2023, the BWAC
information in column A appears to be using the information for the three months ended
September 30, 2022. Please revise.
   3. In a related matter, the pro forma information is supposed to represent the three months
 Junsei Ryu
TOYO Co., Ltd
December 8, 2023
Page 2
      ended September 30, 2023, however, the TOYO information in column B is for the six months ended June 30, 2023. Please revise so that the periods present the same number of months of data.
4. Please tell us how the 4,757,766 shares for BWAQ's public stockholders was determined in relation to the 4,302,246 shares outstanding on the BWAQ interim balance sheet
      (3,837,766 Class A shares subject to redemption and 464,480 Class A shares outstanding).
Part II
Item 21. Exhibits and Financial Statement Schedules, page II-2

5. Please ensure that counsel provides a complete and dated legal opinion in a pre-effective amendment to the proxy statement/prospectus.
       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameJunsei Ryu
                                                           Division of
Corporation Finance
Comapany NameTOYO Co., Ltd
                                                           Office of
Manufacturing
December 8, 2023 Page 2
cc:       Will Cai
FirstName LastName